UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

In connection with the business combination transaction of EUDA Health Holdings Limited (formerly known as 8i Acquisition Corp., “EUDA” and the “Company”) in November 2022, the Company entered into an agreement dated November 16, 2022 (the “Agreement”) with Loeb & Loeb LLP (“Loeb”) pursuant to which Loeb was issued a promissory note in the principal amount of $300,000 (the “Note”) and 60,000 restricted ordinary shares (the “Shares”) of the Company at the assumed price of $5.00 per share. In the event that the Note is repaid in full in cash on or before its due date on November 17, 2023 (the “Due Date”), Loeb agreed to return all Shares to the Company for cancellation. The Note remained unpaid and outstanding on the Due Date. On April 25, 2024, the Company and Loeb entered into a Fee Settlement Agreement (the “Settlement Agreement”) pursuant to which among other things, (i) the Company has agreed to repay the Note in full by making cash payments to Loeb in three equal installments of $100,000, with the first installment due on or prior to April 30, 2024, the second installment on or prior to May 31, 2024 and the third installment on or prior to June 30, 2024; and (ii) Loeb is entitled to retain the Shares and the sales proceeds of the Shares will not be used to satisfy the Note.

A copy of the Agreement and the Settlement Agreement are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated by reference. The foregoing summary of the terms of the Agreement and the Settlement Agreement is subject to, and qualified in its entirety, by such documents.

Exhibits

10.1	Agreement between the Company and Loeb & Loeb LLP, dated November 16, 2022
10.2	Fee Settlement Agreement between the Company and Loeb & Loeb LLP dated April 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: April 30, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer